SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Interim Results Announcement for the Six Months Ended 30 June 2008

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2008 as follows:

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) 30 June 2008 HK$'000	(Audited) 31 December 2007 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**516,303**	534,154
Investment properties		**1,067,100**	1,040,100
Lease premium for land		**14,152**	31,588
Intangible assets		**26,325**	29,542
Interests in associates		**54,794**	55,888
Available-for-sale financial assets		**213,304**	292,722
Defined benefit plan's assets		**53,956**	47,808
		1,945,934	2,031,802
Current assets			
Inventories		**27,349**	23,076
Accounts receivable	3	**197,585**	231,304
Prepayments, deposits and other receivables		**18,820**	16,330
Cash and bank balances		**225,954**	257,685
		469,708	528,395
Assets classified as held for sale	4	**1,855**	–
		471,563	528,395
Total assets		**2,417,497**	2,560,197

	Notes	(Unaudited) 30 June 2008 HK$'000	(Audited) 31 December 2007 HK$'000
EQUITY			
Capital and reserves			
Share capital	5	**156,095**	156,095
Reserves		**1,816,902**	1,859,438
Proposed dividend		**93,657**	156,095
		1,910,559	2,015,533
Shareholders' funds		**2,066,654**	2,171,628
Minority interests		**22,453**	16,567
Total equity		**2,089,107**	2,188,195
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**141,522**	151,408
		141,522	151,408
Current liabilities			
Accounts payable and accrued liabilities	6	**117,632**	153,402
Subscriptions in advance		**17,159**	25,795
Current income tax liabilities		**34,560**	22,225
Bank overdraft, secured		**16,151**	19,172
		185,502	220,594
Liabilities classified as held for sale	4	**1,366**	-
		186,868	220,594
Total liabilities		**328,390**	372,002
Total equity and liabilities		**2,417,497**	2,560,197
Net current assets		**284,695**	307,801
Total assets less current liabilities		**2,230,629**	2,339,603

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) For the six months ended 30 June 2008 HK$'000	2007 HK$'000 (Restated)
Continuing operations			
Revenue	2	**544,721**	622,191
Other income		**2,558**	2,084
Staff costs		**(189,217)**	(186,219)
Cost of production materials		**(76,985)**	(85,788)
Rental and utilities		**(20,453)**	(20,232)
Depreciation and amortisation		**(26,890)**	(29,100)
Advertising and promotion		**(16,722)**	(16,806)
Other operating expenses		**(74,147)**	(70,538)
Gain on disposal of available-for-sale financial assets		**–**	1,370
Operating profit	2	**142,865**	216,962
Net interest income		**841**	3,582
Share of profits of associates		**428**	943
Profit before income tax		**144,134**	221,487
Income tax expense	7	**(17,322)**	(39,710)
Profit for the period from continuing operations		**126,812**	181,777
Discontinued operations			
Profit for the period from discontinued operations	8	**3,616**	483
Profit for the period		**130,428**	182,260
Attributable to:			
Shareholders		**124,542**	175,000
Minority interests		**5,886**	7,260
		130,428	182,260
Dividend	9		
Proposed interim dividend of HK6 cents per share (2007: HK8 cents per share)		**93,657**	124,876
Earnings/(losses) per share	10		
Basic and diluted			
– Continuing operations		**7.75 cents**	11.33 cents
– Discontinued operations		**0.23 cents**	(0.12 cents)
		7.98 cents	11.21 cents

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2007 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007.

Certain comparative figures in the income statement for the six months ended 30 June 2007 have been reclassified to conform to current period's presentation. This reclassification had no impact to the results of the Group for the six months ended 30 June 2007.

HKICPA has issued a number of interpretations that are effective for accounting periods beginning on or after 1 January 2008. The Group has carried out an assessment of these interpretations and considered that they have no significant impact on these financial statements.

2. Revenue and segment information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

During the six months ended 30 June 2008, the Group has disposed of its entire interest in the video and film post-production operation and entered into negotiation with a third party in relation to the disposal of the Group's music publishing business. Accordingly, the results of these operations are presented as discontinued operations in the income statement. The comparative information for the six months ended 30 June 2007 has been reclassified to conform to the current period's presentation.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	(Unaudited) Revenue for the six months ended 30 June		**(Unaudited) Contribution to operating profit for the six months ended 30 June**	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Continuing operations:				
Newspapers, magazines and other publications	**530,901**	613,270	**131,711**	210,208
Investment properties	**13,820**	8,921	**11,154**	6,754
	544,721	622,191	**142,865**	216,962
Discontinued operations:				
Video and film post-production	**5,253**	9,393	**3,099**	128
Music publishing	**1,912**	1,276	**510**	774
	7,165	10,669	**3,609**	902
Total	**551,886**	632,860	**146,474**	217,864

3. Accounts receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable by due date is as follows:

	(Unaudited) 30 June 2008		(Audited) 31 December 2007	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	*HK$'000*	%
Current	**122,669**	**61.4**	149,374	63.7
Less than 30 days past due	**55,807**	**28.0**	22,184	9.5
31 to 60 days past due	**5,355**	**2.7**	45,832	19.5
61 to 90 days past due	**14,614**	**7.3**	15,599	6.7
Over 90 days past due	**1,180**	**0.6**	1,505	0.6
Total	**199,625**	**100.0**	234,494	100.0
Less: Allowance for impairment	**(2,040)**		(3,190)	
	197,585		231,304	

4. Disposal group held for sale

As disclosed in note 2, the Group entered into negotiation with a third party in relation to the disposal of the Group's music publishing business during the six months ended 30 June 2008, the disposal was expected to be completed in the second half of 2008. Accordingly, all assets and liabilities associated with the music publishing operation have been classified as a disposal group held for sale. The major classes of assets and liabilities held for sale are:

	(Unaudited) 30 June 2008
	HK$'000
ASSETS	
Property, plant and equipment	**23**
Inventories	**20**
Accounts receivable	**349**
Prepayments, deposits and other receivables	**1**
Cash and bank balances	**1,462**
Assets classified as held for sale	**1,855**
LIABILITIES	
Accounts payable and accrued liabilities	**1,366**
Liabilities classified as held for sale	**1,366**

5. Share capital

	(Unaudited) 30 June 2008 *HK$'000*	(Audited) 31 December 2007 *HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2007: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

6. Accounts payable and accrued liabilities

An ageing analysis of the accounts payable is as follows:

	(Unaudited) 30 June 2008		(Audited) 31 December 2007	
	Balance *HK$'000*	Percentage *%*	Balance *HK$'000*	Percentage *%*
0 to 30 days	**18,632**	**89.4**	20,114	86.2
31 to 60 days	**848**	**4.1**	947	4.1
61 to 90 days	**161**	**0.8**	241	1.0
Over 90 days	**1,192**	**5.7**	2,025	8.7
Total accounts payable	**20,833**	**100.0**	23,327	100.0
Accrued liabilities	**96,799**		130,075	
Total accounts payable and accrued liabilities	**117,632**		153,402	

7. Income tax expense

	(Unaudited) For the six months ended 30 June 2008 *HK$'000*	2007 *HK$'000*
Current income tax		
Hong Kong profits tax	**28,400**	41,857
Overseas taxation	**160**	264
Deferred income tax		
Resulting from a decrease in tax rate	**(8,541)**	–
Relating to the origination and reversal of temporary differences	**(2,697)**	(2,411)
	17,322	39,710

Hong Kong profits tax has been provided for at a rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

8. Discontinued operations

As disclosed in notes 2 and 4, the Group has disposed of its entire interest in the video and film post-production operation and has classified the assets and liabilities of the music publishing operation as a disposal group held for sale during the period. Accordingly, the results of these operations are presented as discontinued operations in the income statement. An analysis of the results of the discontinued operations is as follows:

	(Unaudited) For the six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Revenue	**7,165**	10,669
Other income	**1**	7
Staff costs	**(4,923)**	(4,782)
Cost of production materials	**(2,705)**	(2,482)
Rental and utilities	**(480)**	(1,309)
Depreciation and amortisation	**(60)**	(49)
Advertising and promotion	**(21)**	(15)
Other operating expenses	**(524)**	(1,137)
Net interest income/(expense)	**7**	(419)
(Loss)/profit of discontinued operations	**(1,540)**	483
Gain on disposal of a discontinued operation	**5,156**	–
Profit for the period from discontinued operations	**3,616**	483

Cash flows from discontinued operations are as follows:

	(Unaudited) For the six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Net cash (used in)/generated from operating activities	**(1,997)**	725
Net cash used in investing activities	**(28)**	(682)
Net (decrease)/increase in cash and cash equivalents	**(2,025)**	43

9. Dividend

A 2007 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2008. A 2006 final dividend of HK13 cents per share, totalling HK$202,923,000 was paid in May 2007.

The Directors have declared an interim dividend of HK6 cents per share (2007: HK8 cents per share), amounting to HK$93,657,000 (2007: HK$124,876,000), for the period.

10. Earnings/(losses) per share

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$124,542,000 (2007: HK$175,000,000) and 1,560,945,596 (2007: 1,560,945,596) shares in issue during the period. Profit attributable to shareholders of the Company from continuing operations and discontinued operations are analysed as follows:

Profit/(loss) attributable to shareholders:

	(Unaudited) For the six months ended 30 June	
	2008	2007
	HK$'000	*HK$'000*
Continuing operations	**120,926**	176,867
Discontinued operations	**3,616**	(1,867)
	124,542	175,000

As at 30 June 2008, there were no share options outstanding that enable holders to subscribe for shares (30 June 2007: 6,463,000 shares) in the Company. The share options outstanding in 2007 could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the period presented.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the six months ended 30 June 2008 and 2007 were as follows:

(HK$ millions, except per share amounts)	**For the six months ended 30 June 2008**	2007 (restated)	% Change
Continuing operations:			
Revenue	**544.7**	622.2	(12)
Staff costs	**(189.2)**	(186.2)	2
Production costs	**(77.0)**	(85.8)	(10)
Rental and utilities	**(20.5)**	(20.2)	1
Advertising and promotions	**(16.7)**	(16.8)	(1)
Other operating expenses	**(74.1)**	(70.5)	5
Operating costs before depreciation and amortisation	**(377.5)**	(379.5)	(1)
Depreciation and amortisation	**(26.9)**	(29.1)	(8)
Other income	**2.6**	2.0	30
Gain on disposal of available-for-sale financial assets	**–**	1.4	(100)
Operating profit	**142.9**	217.0	(34)
Net interest income	**0.8**	3.6	(78)
Share of profits of associates	**0.4**	0.9	(56)
Income tax expense	**(17.3)**	(39.7)	(56)
Profit from continuing operations	**126.8**	181.8	(30)
Discontinued operations:			
Profit from discontinued operations	**3.6**	0.5	*
Profit for the period	**130.4**	182.3	(28)
Minority interests	**(5.9)**	(7.3)	(19)
Profit attributable to shareholders	**124.5**	175.0	(29)
Earnings per share (HK cents)	**8.0**	11.2	(29)

* *Represents an increase in excess of 100%*

Profit attributable to shareholders dropped $50.5 million or 29% to $124.5 million, mainly due to decline in notices advertising following the change in listing rules in June 2007 and the volatile stock market.

Staff costs increased 2% or $3.0 million due to salary increment and higher recruitment expense. Production costs dropped 10%, mainly because of decrease in average newsprint cost from US$635 to US$604 per metric ton and lower consumption. Latest market price of 48.8 gsm newsprint has surged significantly to US$881 per metric ton driven by high oil price, weak US dollar, reduced worldwide newsprint capacity and high demand. Other operating expenses increased mainly due to higher legal and professional fees, traveling expenses for reporting Sichuan earthquake and Olympic events and volume discount granted to customers in line with increase in Display advertising revenue.

FINANCIAL REVIEW BY BUSINESS

Publishing

Publishing revenues dropped 13% and accounted for 96% of total revenue of the Group. EBITDA and operating profit margin went down due to the loss of high margin notices revenue.

The audited circulation of *South China Morning Post* and *Sunday Morning Post* both showed a moderate increase of 1%, driven mainly by growth in subscriptions, Macau market and sales to airlines.

Display advertising revenue increased 6%, contributed mainly by rising demand of creative ad executions and higher advertising volume and yield generated from *Post Magazine*. The first ever panorama was published in May 2008 and we had a record number of wrappers in the first half of 2008.

Recruitment advertising revenue decreased 2% due to slow down of recruitment activity as a result of the worsening global economy. Volatile stock market and the stagnant property market in Hong Kong also contribute to the uncertainty for the second half year and some companies have ceased all hiring activities. Other cost cautious clients are shifting towards lower cost publications or online, which has benefited *Jiu Jik* and online recruitment, revenue of which increased by 16% and 18% respectively.

Notices revenue dropped 72% or $90.2 million, within which revenue from result and other corporate announcements dropped $47.7 million, while IPO related revenue dropped $42.5 million.

Revenue from result and other corporate announcements went down after the implementation of the HKEx rules which abolished the requirement to publish announcements in newspaper in June 2007 (Phase 1) and the requirement to publish notification in newspaper in December 2007 (Phase 2). The first half results reflected the full impact of the changes in listing rules.

Revenue from IPOs declined owing to the volatile stock market, which resulted in companies holding back or postponing their listing plans. Number of IPOs and revenue per IPO were both lower than last year.

Revenue from Magazine Division grew 5% to $67.4 million. Advertising sales from *Cosmopolitan* and *Harper's Bazaar* remained strong, despite the fierce competition on newsstands which has led to lower circulation revenue. Net profit from Magazine Division was lower, mainly because of the pre-launch expenses of a new magazine title in Mainland China.

Investment Properties

A floor in the Bank of America Tower was leased out at a higher rent and the advertising board in Leighton Road also generated higher revenue than last year.

Video and Film Post-Production

The operation has been sold through a management buyout on 30 April 2008. The Group has recognised a gain on disposal of $5.2 million.

Music Publishing

Despite difficult market situation, revenue increased mainly from the sale of one compilation album which featured 50 greatest hits and 10 music videos released during the period. The album aroused much public interests and brand awareness. We also closed a number of synchronization deals for concert live products and licensed songs for heavily-played TV commercials.

LIQUIDITY AND CAPITAL RESOURCES

Overview

As at 30 June 2008, the Group's only borrowing was a bank overdraft of $16.2 million denominated in Renminbi, which was payable within one year. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 30 June 2008, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.5 times.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank overdrafts, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the six months ended 30 June 2008 was $124.8 million compared with $160.0 million for the same period last year. The lower cash flow was mainly caused by the drop in notices advertising revenue.

Investment Activities

Net cash inflow from investing activities for the six months ended 30 June 2008 was $4.7 million compared with an outflow of $3.4 million in 2007. The major cash inflows for the current period were net proceeds from the disposal of subsidiaries, dividend and interest income, offset by capital expenditure on systems enhancements and investment in computer-to-plate technology.

Financing Activities

Net cash used in financing activities for the six months ended 30 June 2008 was $156.7 million, comprising dividend payments of $156.1 million to shareholders of the Group and interest payment on bank overdraft.

OUTLOOK

With the change in listing rules on company announcements last year, we expect that revenues from corporate notices in the second half year will be consistent with the first half of this year. Revenue from IPO announcements however will depend on mood of the market and preliminary feedback from people in the industry suggests that a recovery is unlikely this year.

The second half of 2008 is full of challenges. The surging fuel prices and rampant inflation pressure will inevitably lead to slowdown in global economy. We have already seen a decline in banking and property advertising, and although the luxury sector was not affected in the first half year, some advertisers have started to reduce ad budget for the second half. We expect that the growth in display advertising revenue will slow down in the second half of this year.

The recruitment market in Hong Kong remains strong, even though employers are beginning to slow down their expansion plan amid uncertainty over the economy. Given the trend to go online for recruitment advertising, we will continue our investment to enhance *classifiedpost.com* and *jiujik.com* and to explore new opportunities outside our home market.

STAFF

As at 30 June 2008, the Group had 985 employees compared with 1,032 as at 31 December 2007. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option scheme.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK6 cents per share, amounting to HK$93,657,000, payable to shareholders whose names appear on the Register of Members of the Company on Friday, 26 September 2008 and payable on Thursday, 2 October 2008.

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, 23 September 2008 to Friday, 26 September 2008, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 22 September 2008 so as to qualify for the interim dividend.

DIRECTORS

The Directors of the Company during the six months ended 30 June 2008 and up to the date of this announcement were:

Executive Directors
Mr. Kuok Khoon Ean — Chairman
Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin — Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2008.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2008 are in line with the corporate governance statement as set out in the Company's 2007 Annual Report. The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the relevant code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises four Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli, Sir David Li Kwok Po and Mr. Wong Kai Man. The Audit Committee met once in the first six months of 2008. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2008.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

PUBLIC FLOAT

Immediately following the close of the mandatory conditional offer made by Kerry Media Limited (the "Offeror"), details of which are set out in the Offeror's offer document dated 4 January 2008, (i) the Offeror and members of its concert group owned in aggregate 1,169,543,308 shares of the Company, representing approximately 74.93% of issued share capital of the Company; (ii) approximately 14.06% of the Company's issued shares was held/controlled by Silchester International Investors Limited ("Silchester"), a substantial shareholder and, thus, a connected person of the Company; and (iii) approximately 11% of the issued shares of the Company was held by the public. The Company is required to restore the public float to 25% under Rule 8.08(1)(a) of the Listing Rules and the Stock Exchange has granted the Company's applications for a waiver from strict compliance with Rule 8.08(1)(a) for a period from 25 February 2008 to 5 September 2008. Trading in the shares of the Company was suspended as from 27 February 2008 and the Stock Exchange indicated that suspension should continue until the 25% public float is restored. Details of the public float arrangements have been disclosed in the Company's announcements dated 6 March 2008, 15 April 2008, 9 July 2008 and 24 July 2008.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 1 September 2008

The Company's Interim Report 2008 containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") in due course and will be dispatched to shareholders before end of September 2008.

This interim results announcement is available for viewing on the website of HKEx at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END